For the fiscal year ended November 30, 2006.
File number 811-03175
Jennison Sector Funds, Inc.

ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENT


IMPORTANT NOTICE REGARDING CHANGES IN INVESTMENT POLICY

Jennison Sector Funds, Inc.

Jennison Financial Services Fund
Jennison Health Sciences Fund
Jennison Technology Fund

____________________________________


	The purpose of this notice is to alert you to important changes in the investment policies of Jennison Financial Services Fund, Jennison Health
Sciences Fund, and Jennison Technology Fund
(each, a "Fund" and together, the "Funds"), which are expected to occur on or about October 15, 2006.

Each of the Funds currently follows a non-fundamental policy of normally investing at least 80% of its investable assets in equity-related securities of U.S. companies within the specific group of industries or sector identified by each Fund's name.

At a recent meeting, the Board of Directors of Jennison Sector Funds, Inc. approved an expansion of each Fund's non-fundamental investment policy.
Under the revised policy, each Fund will invest, under normal circumstances, at least 80% of its investable assets in equity and equity-related securities of companies within a specific group of industries.

The Board also approved a change in each Fund's investment policy with respect to investments in foreign securities. Currently, each Fund may invest up to 20% of its total assets in foreign securities, although each Fund usually invests less than 10% of its total assets in foreign securities. Under the revised policy, the maximum amount of each Fund's assets which may be invested in foreign securities is increased to 35% of total assets.





Notice Date:  July 31, 2006






LR006